Exhibit 99.2

ELECTRAMECCANICA VEHICLES CORP.

Form 51-102F1 Management's Discussion & Analysis

For the nine months ended September 30, 2018

1.1.1	Date November 15, 2018

Introduction

The following management's discussion and analysis, prepared as of September 30, 2018, is a review of operations, current financial position and outlook for ElectraMeccanica Vehicles Corp. (the "Company") and should be read in conjunction with the Company's unaudited financial statements for the nine months ended September 30, 2018 and the notes thereto. The reader should also refer to the annual audited financial statements for the year ended December 31, 2017. Amounts are reported in Canadian dollars based upon financial statements prepared in accordance with International Financial Reporting Standards. Additional information relevant to the Company's activities can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis (MD&A) constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Risks and Uncertainties

A going concern assessment is outlined in Note 1 of the financial statements.

1.2 Overall Performance

Description of Business

The Company was incorporated on February 16, 2015 under the laws of the province of British Columbia, Canada, and its principal activity is the development and manufacturing of single occupancy electric vehicles.

The head office and principal address of the Company are located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

Additional information related to the Company is available on SEDAR at www.sedar.com.

Performance Summary

The following is a summary of significant events and transactions that occurred during the nine months ended September 30, 2018:

The Company introduced the chassis for its second electric vehicle, the Tofino, to the public at the Vancouver International Auto Show held at the Vancouver Convention Centre, Vancouver, British Columbia on March 19, 2018.

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On March 20, 2018, the Company announced the appointment of Steven Sanders and Luisa Ingargiola as independent directors.

On May 7, 2018, the Company announced the first nationally certified SOLO has been shipped to its new home in Los Angeles, California.

On August 9, 2018, the Company listed its common shares on the Nasdaq Capital Market under the trading symbol “SOLO” and its warrants under the symbol “SOLOW”. In conjunction with the listing, the Company announced a public offering of 2,353,000 units, whereby, each unit consists of one common share and two warrants each to purchase a Common Share at a price of US$4.25 per unit for gross proceeds of approximately US$10 million. The warrants have a per exercise price of US$4.25, are exercisable and will expire five years from the date of issuance.

On August 13, 2018, the Company, announced the closing of its public offering of 2,353,000 units, each unit consisting of one common share (each, a "Common Share") and two warrants (each, a "Warrant"), each to purchase a Common Share, at a price of $4.25 per unit, for gross proceeds of approximately $10 million. The Warrants have a per share exercise price of $4.25, are exercisable immediately, and will expire five years from the date of issuance. The Common Shares and the Warrants began trading on the Nasdaq Capital Market on August 9, 2018.

On September 24, 2018, the Company engaged investor relation specialists MZ Group (MZ) to manage a comprehensive strategic investor relations and financial communications program across all key markets.

On October 3, 2018, the Company announced that it is preparing to open its first US SOLO EV dealership in the Studio City portion of Los Angeles, California.

On October 18, 2018, the Company filed a F-3 Registration Statement under the Securities Act of 1933. The F-3 registration statement became effective on October 31, 2018.

Subsequent to the nine months ended September 30, 2018, the Company issued 230,700 common shares on the exercise of warrants, providing gross proceeds of US$980,475.

On November 9, 2018, the Company sold 4,250,000 common shares at a price of USD $2.00 per common share in a registered direct offering for gross proceeds of USD $8.5 million and net proceeds of approximately USD $7.6 million. In a concurrent private placement to the same investors, the Company sold warrants to purchase 4,250,000 common shares with an exercise price of USD $2.56 per share. The warrants are exercisable six months after issuance and have a term of five years from the initial exercise date. In connection with these transactions, the Company agreed to issue the placement agents that facilitated the transactions warrants to purchase 212,500 common shares at USD $3.20 per share. These warrants are exercisable six months after issuance and have a term of five years from issuance.

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During the nine months ended September 30, 2018, the Company raised gross proceeds of $22,384,605 from private placements and a public offering.

Financings

During the nine months ended September 30, 2018, the Company issued the following shares;

Issuance of Shares	Number of Shares Issued	Cash Proceeds
Private Placements and public offering	3,808,521	$18,617,936
Finder’s Fee	2,286	Nil
Shares issued for exercise of stock options	6,198	$31,669
Shares issued for services	175,000	Nil
Share issued costs	Nil	(3,009,862)

Incentive Stock Options

During the nine months ended September 30, 2018, the Company granted 777,500 additional stock options with an exercise price between US$9.00 and US$9.60 per share, which options will expire on January 6, 2025. The following table represents the number of stock options that are outstanding as at March 31, 2018.

Date of Grant	Number of Options	Price Per Option		Expiry Date
June 11, 2015	2,045,455		$0.30	June 11, 2022
August 13, 2015	308,522		$0.30	August 13, 2022
December 9, 2015	677,273		$0.80	December 9, 2022
March 7, 2016	12,500		$0.80	March 7, 2023
June 21, 2016	12,500		$2.00	June 21, 2023
February 17, 2017	470,000		$2.00	February 17, 2024
August 8, 2017	50,000		$2.00	August 8, 2023
January 5, 2018	342,500	US$	9.60	January 4, 2025
April 17, 2018	150,000	US$	9.00	April 17, 2025
August 8, 2018	275,000	US$	9.16	August 8, 2025

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1.2 Selected Annual Financial Information

	Year Ended December 31, 2017	Year Ended December 31, 2016
	$	$
Revenue	109,173	-
Gross Profit	45,223	-

Operations:
Amortisation	124,133	22,567
General & Administration Exp.	2,373,251	1,205,835
Research & Development Exp.	4,430,386	2,778,295
Sales & Marketing Exp.	631,381	209,455
Stock-based compensation Exp.	889,511	1,461,189
Share-based payment Exp.	1,085,716	3,264,681
Subtotal	(9,489,156)	(8,942,022)
Accretion Interest Exp.	69,562	25,908

Changes in fair value of derivative liability	186,269	-
Finders fee on convertible loan	258,542	-
Impairment of Goodwill	1,342,794	-
Foreign exchange loss	20,048	5,417
Loss for the Period	(11,366,372)	(8,973,347)
Basic & Diluted Loss per Share	(0.35)	(0.27)

Balance Sheet
Working Capital	6,653,009	3,555,976
Total Assets	12,661,381	4,787,766
Total Long Term Liabilities	3,655,690	Nil

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1.3 Results of Operations

Three months ended September 30, 2018

Revenue for the three months ended September 30, 2018 was $189,902 (2017: $nil), caused by the acquisition of Intermeccanica International Inc. (“IMI”). The cost of revenue was $140,095 providing a gross profit of $49,807 or 26%. Revenue recognition for IMI is based on a percentage completion method, and currently, IMI has 8 Roadsters/Speedsters in various stages of production. The following table indicates the number of vehicles produced for either delivery to customers, testing or marketing purposes.

Vehicle Type	Production Three Months Ended		Customer Deliveries Three Months Ended
	Sept. 30, 2018	Sept. 30, 2017	Sept. 30, 2018	Sept. 30, 2017
Roadster/Speedster	2	1	3	1
SOLO	4	3	0	2

During the three months ended September 30, 2018, the Company incurred a comprehensive loss of $2,890,320 compared to $2,984,732 loss for the corresponding period in 2017. The largest expense items that resulted in an increase in net comprehensive loss for the three months ended September 30, 2018 were;

General and administrative expenses for the three months ended September 30, 2018 were $1,686,525 compared to $589,707 for the three months ended September 30, 2017. The following items are included in office and general expenses;

•	Rent increased to $110,779, for the three months ended September 30, 2018, from $65,698 for the three months ended September 30, 2017. The increase was caused by the acquisition of Intermeccanica International Inc., (“IMI”) and the opening of the Los Angeles dealership.
•	Office expenses increased to $113,602, for the three months ended September 30, 2018, from $29,637 for the corresponding quarter ended September 30, 2017. The increase was caused by insurance costs for both directors and officer liability and insurance for the Company’s pre-production cars.
•	Legal & Professional were $360,488, for the three months ended September 30, 2018, from $269,296 for the corresponding quarter ended September 30, 2017. The increase in legal and professional expenses relate to the increases in accounting fees and fees payable for the receipt of Scientific Research & Experimental Development (“SRED”) credits; legal fees related to the Company’s patent filings as well as increases in legal costs related to the Company’s Nasdaq listing application.
•	Consulting fees were $362,584, for the three months ended September 30, 2018, compared to $67,149 for the corresponding quarter ended September 30, 2017. The increase in fees related to the use of additional consultants for investor relations; executive advisory services and director’s fees.
•	Investor relations expenses, not including consultant fees above, increased to $254,248 for the three months ended September 30, 2018, from $76,004 for the corresponding quarter ended September 30, 2017. The increases relate to filing and news wire fees, as well as fees associated with various investor conferences.

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•	Salaries and employee related expenses increased to $354,688 for the three months ended September 30, 2018, compared to $81,924 for the corresponding quarter ended September 30, 2017. The increase is related to performance increases to certain salaried employees, the addition of new employees; the additional employees from the purchase of IMI and travel costs related to the Company’s IPO/up-list to the Nasdaq.

Research and development expenses increased to $905,811 for the three months ended September 30, 2018 from $820,044 for the corresponding quarter ended September 30, 2017. The Company continues to develop its first electric vehicle, the SOLO. All costs related to pre-production vehicles are being expensed to research and development. During the three months ended September 30, 2018, the Company received $725,599 (2017: $111,380) in SRED.

Sales and marketing expenses increased to $356,806 for the three months ended September 30, 2018 from $441,253 for the corresponding quarter ended September 30, 2017. The increase is caused by the additional staff costs related to the Los Angeles dealership; the attendance at the various events related to sales and marketing and the increase in social media costs.

Stock-based compensation charges for the three months ended September 30, 2018 were $644,228 (2017: $282,167). The Company issued 275,000 stock options at an exercise price of US$9.16 per share during the three months ended September 30, 2018. In addition, the stock-based compensation charges relate to stock options issued during previous quarters where charges are recognised over the stock option vesting period. The Company uses the Black-Scholes method of calculating the stock-based compensation expense under the graded method.

Share-based payment charges for the three months ended September 30, 2018, were $312,960, (2017: $nil). The share-based payment charges relate to shares issued to a consultant as compensation for services performed and are valued at the market price of the Company’s share price at the time of issuance.

The operating loss for the three months ended September 30, 2018 increased to $3,925,440 (2017: $2,163,168); the increase in operating loss was caused by the aforementioned expenses for the quarter.

The Company did not incur an interest accretion expense for the three months ended September 30, 2018 (2017: $145,985), relating to a convertible loan. The Company did not incur any finders’ fees for the three months ended September 30, 2018, (2017: $675,007), related to a convertible loan.

The Company incurred share issue costs allocated to the derivative liability of $627,821 for the three months ended September 30, 2018, (2017: $nil).

The Company incurred changes in fair values of warrant derivative of $(1,919,072) (2017: $Nil), caused by warrants priced in US dollars, while the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that will be received by the Company are not fixed and will vary based on foreign exchange rates, hence the warrants are a derivative under IFRS, and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statement of net loss and comprehensive loss.

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The Company also had a foreign exchange loss of $256,131 (2017: $572), related to the fluctuations in the US Dollar as compared to the Canadian dollar.

Net loss and comprehensive loss of the three months ended September 30, 2018 was $2,890,320 (2017: $2,984,732).

Nine months ended September 30, 2018

Revenue for the nine months ended September 30, 2018 was $635,401 (2017: $nil), caused by the acquisition of Intermeccanica International Inc. (“IMI”). The cost of revenue was $435,414 providing a gross profit of $199,987 or 31%. Revenue recognition for IMI is based on a percentage completion method, and currently, IMI has 8 Roadsters/Speedsters in various stages of production. The following table indicates the number of vehicles produced for either delivery to customers, testing or marketing purposes.

Vehicle Type	Production Nine Months Ended		Customer Deliveries Nine Months Ended
	Sept. 30, 2018	Sept. 30, 2017	Sept. 30, 2018	Sept. 30, 2017
Roadster/Speedster	5	6	4	5
SOLO	16	8	6	3

During the nine months ended September 30, 2018, the Company incurred a comprehensive loss of $7,910,509 compared to $6,749,268 loss for the corresponding period in 2017. The largest expense items that resulted in an increase in net comprehensive loss for the nine months ended September 30, 2018 were;

General and administrative expenses for the nine months ended September 30, 2018 were $3,595,998 compared to $1,517,662 for the nine months ended September 30, 2017. The following items are included in office and general expenses;

•	Rent increased to $283,820, for the nine months ended September 30, 2018, from $186,392 for the nine months ended September 30, 2017. The increase was caused by the acquisition of IMI and the opening of the dealership in Los Angeles.
•	Office expenses increased to $340,776, for the nine months ended September 30, 2018, from $90,335 for the corresponding period ended September 30, 2017. The increase was caused by increases in insurance costs for director’s & officers liability and vehicle insurance and additional office costs associated with the acquisition of IMI.
•	Legal & Professional were $869,652, for the nine months ended September 30, 2018, from $622,701 for the corresponding period ended September 30, 2017. The increase in legal and professional expenses relate to the increases in accounting fees and legal fees related to the Company’s patent filings and legal costs associated with the Company’s Nasdaq listing application and patent applications.
•	Consulting fees were $736,680, for the nine months ended September 30, 2018, compared to $254,056 for the corresponding period ended September 30, 2017. The increase in fees related to the use of additional consultants for investor relations and executive advisory services, and directors’ fees.
•	Investor relations expenses, not including consultant fees above, increased to $416,631 for the nine months ended September 30, 2018, from $116,581 for the corresponding period ended September 30, 2017. The costs relate to Nasdaq and SEC filing fees and attending investor conferences.

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•	Salaries increased to $818,306 for the nine months ended September 30, 2018, compared to $247,598 for the corresponding period ended September 30, 2017. The increase is related to performance increases to certain salaried employees, the addition of new employees; the additional employees from the purchase of IMI and travel costs related to technical staff going to the off-shore manufacturer.

Research and development expenses increased to $4,184,587 for the nine months ended September 30, 2018 from $2,725,094 for the corresponding nine months ended September 30, 2017. The Company continues to develop its first electric vehicle, the SOLO. All costs related to pre-production vehicles are being expensed to research and development. During the nine months ended September 30, 2018, the Company received $8,630 (2017: $193,534) in government grants due from the Industrial Research Assistance Program Co-op program administered by the National Research Council. In addition, Company received $725,599 in SRED funds under the program administered by the Canada Revenue Agency.

Sales and marketing expenses increased to $833,050 for the nine months ended September 30, 2018 from $731,491 for the corresponding nine months ended September 30, 2017. The Company has increased its sales and marketing efforts by attending trade shows, re-establishing its social media presence and increasing its staff in its Los Angeles dealership.

Stock-based compensation charges for the nine months ended September 30, 2018 were $2,528,643 (2017: $819,546). The Company issued 767,500 stock options at an exercise price between US$9.00 to US$9.60 per share during the nine months ended September 30, 2018. In addition, the stock-based compensation charges relate to stock options issued during previous quarters where charges are recognised over the stock option vesting period. The Company uses the Black-Scholes method of calculating the stock-based compensation expense under the graded method.

Share-based payment charges for the nine months ended September 30, 2018 were $935,837, (2017: $nil). The share-based payment charges relate to shares issued to a consultant as compensation for services performed and are valued at the market price of the Company’s share price at the time of issuance.

The operating loss for the nine months ended September 30, 2018 increased to $12,075,460 (2017: $5,878,994); the increase in operating loss was caused by the aforementioned expenses for the nine month period.

The Company did not incur an interest accretion expense for the nine months ended September 30, 2018 (2017: $186,764) relating to a convertible loan. The Company did not incur any finder’s fees associated with a convertible loan for the nine months ended September 30, 2018 (207: $675,007).

The Company incurred share issue costs allocated to the derivative liability of $627,821 for the nine months ended September 30, 2018, (2017: $nil).

The Company incurred changes in fair values of warrant derivative of $(4,945,126) (2017: $Nil) caused by warrants priced in US dollars while the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that will be received by the Company are not fixed and will vary based on foreign exchange rates, hence the warrants are a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statement of net loss and comprehensive loss.

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The Company also had a foreign exchange loss of $152,354 (2017: $8,503) caused by fluctuations between the US and Canadian dollar.

Net loss and comprehensive loss of the nine months ended September 30, 2018 was $7,910,509 (2017: $6,749,268).

1.5 Summary of Quarterly Results

The following table sets forth selected financial information of the Company for each of the last eight quarters:

Quarter Ending	Note	Expenses $	Net Loss $	Basic and diluted net loss per share $
September 30, 2018	8,9	(3,975,247)	(2,890,320)	(0.11)
June 30, 2018	6,7	(4,643,913)	(2,616,215)	(0.11)
March 31, 2018	5,6	(3,656,287)	(2,403,974)	(0.10)
December 31, 2017	3,4	(3,655,385)	(4,617,104)	(0.10)
September 30, 2017	2	(2,163,168)	(2,984,732)	(0.07)
June 30, 2017		(1,552,456)	(1,574,967)	(0.04)
March 31, 2017		(2,163,370)	(2,189,569)	(0.05)
December 31, 2016	1	(5,880,650)	(5,437,308)	(0.14)

Note 1– The Company incurred a share-based payment charge of $3,264,681.

Note 2 – The Company incurred a Finder’s fee expense of $258,542 on a convertible loan related to the fair value of shares issued on the conversion of the convertible loan to equity.

Note 3 – The Company incurred an impairment of goodwill arising from the acquisition of Intermeccanica International Inc., of $1,342,794

Note 4 – The Company incurred a change in value of warrants of $186,269.

Note 5 – The Company incurred a change in value of warrants of $(1,166,027)

Note 6 – Basic and diluted net loss per share reflects a 1 for 2 share consolidation, which has been retroactively applied to the most recent quarter quarters.

Note 7 - The Company incurred a change in value of warrants of $(1,860,027).

Note 8 – The Company incurred a change in value if warrants of $(1,919,072).

Note 9 – The Company incurred issue costs allocated to the derivative liability of $627,821

1.6 Liquidity and Capital Resources

The Company’s operations consist of the designing, developing and manufacturing of electric vehicles. The Company’s financial success is dependent upon its ability to market and sell its electric vehicles and to raise sufficient working capital to enable the Company to execute its business plan. The Company’s historical capital needs have been met by the sale of the Company’s stock. There is no assurance that equity funding will be possible at the times required by the Company. If no funds can be raised and sales of its electric vehicles do not produce sufficient net cash flow, then the Company may require a significant curtailing of operations to ensure its survival.

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The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net loss and comprehensive loss of $7,910,509 during the nine months ended September 30, 2018 and has a cash balance and a working capital surplus of $12,138,179 and $12,852,754, respectively, as at September 30, 2018. The Company’s ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders. In the past, the Company has relied on sales of its equity securities to meet its cash requirements. There can be no assurance that funding from this or other sources will be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations. The above indicates the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

As of September 30, 2018, the Company had 27,786,111 issued and outstanding shares and 50,199,617 shares on a fully diluted basis. The Company began trading on the Nasdaq Capital Market on August 9, 2018.

The Company had $12,852,754, of working capital surplus as at September 30, 2018 compared to $6,653,009 working capital surplus as at December 31, 2017. The increase in working capital resulted from the cash used in operations of $10,239,860, (2017: $4,405,321); cash used in investing activities of $3,992,297 (2017: $402,149) resulting from the additions to property, plant and equipment and an increase in restricted cash; which was offset by financing activities generating cash of $17,759,364, (2017: $4,355,295), due to the issuance of 3,808,521 common shares for net cash proceeds of $19,386,116 (2017: $2,146,000); the repayment of a promissory note of $1,500,000 (2017: $nil) due to the purchase of IMI and the repayment of a bank loan acquired on the purchase of IMI of $123,637 (2017: $nil).

1.7 Capital Resources

As at September 30, 2018, the Company had cash and cash equivalents of $12,138,179 (2017: $3,464,108). The Company is aggressively pursuing equity financing and there can be no guarantees that the Company will be successful in its endeavors.

As of the date of this MD&A, the Company has no outstanding commitments, other than rent and lease commitments and $5.0 million payable to the Company’s manufacturing partner for the production of the SOLO (Financial statement note 6 & 9 for the nine months ended September 30, 2018). On October 16, 2017, Jerry Kroll, CEO, entered into a Share Pledge Agreement with Zongshen to guarantee the Company’s payment for the cost of the prototype tooling and molds estimated to be $1.8 million through the pledge of 400,000 of our common shares at a deemed price of US$4.00. Apart from our agreement to reimburse Mr. Kroll for liabilities under his Share Pledge Agreement, apart from our agreement to reimburse Mr. Kroll for liabilities under his Share Pledge Agreement, we have not pledged any of our assets as security for loans, or otherwise and are not subject to any debt covenants.

1.8 Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

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1.9 Transactions with Related Parties

Related party balances

The following amounts are due to related parties

	September 31, 2018	December 31, 2017
Shareholder loan	$7,268	$10,383
Due to related parties (Note 8)	131,171	16,814
	$138,439	$27,197

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation

	3 months ended		6 months ended
	Sept. 30, 2018	Sept. 30, 2017	Sept. 30, 2018	Sept. 30, 2017
Directors Fees	$52,178	$-	$97,779	$-
Consulting fees	90,166	45,000	222,166	135,000
Salary	139,440	66,000	284,000	168,000
Deferred salary for CEO	-	-	-	30,000
Stock-based compensation	367,611	171,218	1,322,406	598,110
	$649,395	$282,218	$1,926,351	$931,110

1.10 Critical Accounting Estimates.

The preparation of the Company’s financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenue and expenses.

Research costs are expensed when incurred and are stated net of government grants. Development costs including direct material, direct labour and contract service costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development.

The Company accounts for all stock-based payments and awards using the fair value-based method. Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity estimates issued, or liabilities incurred, whichever is more reliably measurable.

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From time to time, the company must make accounting estimates. These are based on the best information available at the time, utilizing generally accepted industry standards.

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1.11 Changes in Accounting Policies including Initial Adoption

See Note 1 of the Company's financial statements for the year ended December 31, 2017.

Going concern issue

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at September 30, 2018, the Company had not commenced commercial production of the SOLO and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its electric vehicles manufacturing activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance its operations over the next twelve months through private placement and/or public offerings of equity capital. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its statement of financial position.

Internal control over financial reporting and disclosure controls and procedures

Management is responsible for the design and maintenance of both internal control systems over financial reporting and disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Current disclosure controls include meetings with the CEO, chief financial officer and members of the Board of Directors and audit committee through e-mails, on telephone conferences and informal meetings to review public disclosure. All public disclosures are reviewed by certain members of senior management and the board of directors and audit committee of the Board of Directors has delegated the duties to the chief executive officer who is primarily responsible for financial and disclosure controls.

Management and the board of directors continue to work to mitigate the risk of material misstatement.

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Risk and uncertainties

We have a limited operating history and have generated minimal revenues.

Our limited operating history makes evaluating our business and future prospects difficult. We were formed in February 2015, and we have not yet begun mass production or the commercial delivery of our first vehicle. As of the date hereof, we have no revenues from the sale of electric vehicles as any amounts received from the sale of our pre-mass production electric vehicles were netted off against research and development costs as cost recovery and minimal revenue from the sale of custom cars. We intend to derive revenues from the sales of our SOLO vehicle, our Super SOLO vehicle, our Tofino vehicle and other intended electric vehicles. The SOLO and Tofino are in development, and we do not expect to start delivering to the SOLO customers until the fourth quarter of 2018 or to the Tofino customers until 2019. Our vehicles require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

We expect that we will experience an increase in losses prior to the launch of the SOLO, the Super SOLO or the Tofino.

For the fiscal year ended December 31, 2017, we generated a net and comprehensive loss of $11,366,372, bringing our accumulated deficit to $21,335,552, and for the nine-month period ended September 30, 2018, we generated a net and comprehensive loss of  $7,910,509, bringing our accumulated deficit to $29,246,061. We anticipate generating a significant loss for the current fiscal year. The independent auditor’s report on our audited financial statements includes an explanatory paragraph relating to our ability to continue as a going concern.

We have minimal revenues, are currently in debt and expect significant increases in costs and expenses to forestall profits for the foreseeable future, even if we generate revenues in the near term. Even if we are able to successfully develop the SOLO, the Super SOLO or the Tofino, they might not become commercially successful. If we are to ever achieve profitability we must have a successful commercial introduction and acceptance of our vehicles, which may not occur.

We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we:

•	design, develop and manufacture our vehicles and their components;

•	develop and equip our manufacturing facility;

•	build up inventories of parts and components for the SOLO, the Super SOLO and the Tofino;

•	open Electrameccanica stores;

•	expand our design, development, maintenance and repair capabilities;

•	develop and increase our sales and marketing activities; and

•	develop and increase our general and administrative functions to support our growing operations.

Because we will incur the costs and expenses from these efforts before we receive any revenues with respect thereto, our losses in future periods will be significantly greater than the losses we would incur if we developed the business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in profits or even revenues, which would further increase our losses.

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We currently have negative operating cash flows, and if we are unable to generate positive operating cash flows in the future our viability as an operating business will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses to rapidly develop and expand our business. We are currently incurring expenditures related to our operations that have generated a negative operating cash flow. Operating cash flow may decline in certain circumstances, many of which are beyond our control. We might not generate sufficient revenues in the near future. Because we continue to incur such significant future expenditures for research and development, sales and marketing, and general and administrative expenses, we may continue to experience negative cash flow until we reach a sufficient level of sales with positive gross margins to cover operating expenses. An inability to generate positive cash flow until we reach a sufficient level of sales with positive gross margins to cover operating expenses or raise additional capital on reasonable terms will adversely affect our viability as an operating business.

To carry out our proposed business plan to develop, manufacture, sell and service electric vehicles, we will require a significant amount of capital.

To carry out our proposed business plan for the next twelve months, we estimate that we will need approximately $12.9 million. If the cash on hand and revenue from the sale of our cars, if any, is not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of our equity securities, in either private placements or registered offerings, and shareholder loans. If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans. Financing might not be available to us or, if available, only on terms that are not acceptable to us.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our current corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in our securities could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common shares. Likewise, if we issue warrants as part of any future financing, the terms of those warrants could be more advantageous to those investors than to the holders of warrants to be issued herein. In addition, if we need to raise more equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Common shares which we sell could be sold into any market which develops, which could adversely affect the market price.

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Our future growth depends upon consumers’ willingness to adopt three-wheeled single passenger electric vehicles.

Our growth highly depends upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles in particular. If the market for three-wheeled single passenger electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

•	perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;

•	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including vehicle electronics and braking systems;

•	the limited range over which electric vehicles may be driven on a single battery charge;

•	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;

•	concerns about electric grid capacity and reliability, which could derail our efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;

•	the availability of alternative fuel vehicles, including plug-in hybrid electric vehicles;

•	improvements in the fuel economy of the internal combustion engine;

•	the availability of service for electric vehicles;

•	the environmental consciousness of consumers;

•	volatility in the cost of oil and gasoline;

•	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

•	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;

•	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles; and

•	perceptions about and the actual cost of alternative fuel.

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The influence of any of the factors described above may cause current or potential customers not to purchase our electric vehicles, which would materially adversely affect our business, operating results, financial condition and prospects.

The range of our electric vehicles on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our vehicles.

The range of our electric vehicles on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their vehicle as well as the frequency with which they charge the battery of their vehicle can result in additional deterioration of the battery’s ability to hold a charge. We currently expect that our battery pack will retain approximately 85% of its ability to hold its initial charge after approximately 3,000 charge cycles and 8 years, which will result in a decrease to the vehicle’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase our vehicles, which may harm our ability to market and sell our vehicles.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in our competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change we plan to upgrade or adapt our vehicles and introduce new models to continue to provide vehicles with the latest technology, in particular battery cell technology. However, our vehicles may not compete effectively with alternative vehicles if we are not able to source and integrate the latest technology into our vehicles. For example, we do not manufacture battery cells which makes us depend upon other suppliers of battery cell technology for our battery packs.

If we are unable to design, develop, market and sell new electric vehicles and services that address additional market opportunities, our business, prospects and operating results will suffer.

We may not be able to successfully develop new electric vehicles and services, address new market segments or develop a significantly broader customer base. To date, we have focused our business on the sale of the SOLO, a three-wheeled single passenger electric vehicle and have targeted mainly urban residents of modest means. We will need to address additional markets and expand our customer demographic to further grow our business. Our failure to address additional market opportunities would harm our business, financial condition, operating results and prospects.

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Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

We depend on a third-party for our near-term manufacturing needs.

In October 2017, we entered into a manufacturing agreement with Zongshen, a company located in the People’s Republic of China, to produce 75,000 SOLO vehicles in the three full years from the commencement of production. The delivery of SOLO vehicles to our future customers and the revenue derived therefrom depends on Zongshen’s ability to fulfill its obligations under that manufacturing agreement. Zongshen’s ability to fulfill its obligations is outside of our control and depends on a variety of factors including Zongshen’s operations, Zongshen’s financial condition and geopolitical and economic risks that could affect China. If Zongshen is unable to fulfill its obligations or is only able to partially fulfill its obligations, we will not be able to sell our SOLO vehicle in the volumes anticipated on the timetable that we anticipate, if at all.

We do not currently have arrangements in place that will allow us to fully execute our business plan.

To sell our vehicles as envisioned, we will need to enter into agreements and arrangements that are not currently in place. These include, entering into agreements with dealerships, arranging for the transportation of SOLOs delivered pursuant to our manufacturing agreement with Zongshen, obtaining battery and other essential supplies in the quantities that we require, entering into manufacturing agreements for the Super SOLO and the Tofino and acquiring additional manufacturing capability. If we are unable to enter into such agreements or are only able to do so on terms that are unfavorable to us, we may not be able to fully carry out our business plans.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Jerry Kroll, our Chief Executive Officer, Henry Reisner, our President and Chief Operating Officer, Kulwant Sandher, our Chief Financial Officer, and Ed Theobald, our General Manager. A number of these key employees and consultants have significant experience in the automobile manufacturing industry. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may not be able to locate and hire a suitable replacement. We have not obtained any “key person” insurance on certain key personnel.

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Since we have little experience in mass-producing electric vehicles, any delays or difficulties in transitioning from producing custom vehicles to mass-producing vehicles may have a material adverse effect on our business, prospects and operating results.

Our management team has experience in producing custom designed vehicles and is now switching focus to mass producing electric vehicles in a rapidly evolving and competitive market. If we are unable to implement our business plans in the timeframe estimated by management and successfully transition into a mass-producing electric vehicle manufacturing business, then our business, prospects, operating results and financial condition will be negatively impacted and our ability to grow our business will be harmed.

We are subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements would have a material adverse effect on our company and its operating results.

Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

All vehicles sold must comply with federal, state and provincial motor vehicle safety standards. In both Canada and the United States vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. In this regard, Canadian and U.S. motor vehicle safety standards are substantially the same. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by us to have the SOLO, the Super SOLO, the Tofino or any future model electric vehicle satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

If we are unable to reduce and adequately control the costs associated with operating our business, including our costs of manufacturing, sales and materials, our business, financial condition, operating results and prospects will suffer.

If we are unable to reduce and/or maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing and servicing our electric vehicles relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted.

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If our vehicles fail to perform as expected, our ability to develop, market and sell our electric vehicles could be harmed.

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our vehicles use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. While we have performed extensive internal testing, we currently have a very limited frame of reference by which to evaluate the performance of our SOLO in the hands of our customers and currently have no frame of reference by which to evaluate the performance of our vehicles after several years of customer driving. A similar evaluation of the Super SOLO and the Tofino is further behind.

We have very limited experience servicing our vehicles. If we are unable to address the service requirements of our future customers our business will be materially and adversely affected.

If we are unable to successfully address the service requirements of our future customers our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the service we will provide our customers will have a direct impact on the success of our future vehicles. If we are unable to satisfactorily service our customers, our ability to generate customer loyalty, grow our business and sell additional vehicles could be impaired.

We have very limited experience servicing our vehicles. As of September 20, 2018, we had not sold any electric vehicles and had only delivered ten pre-mass production electric vehicles to customers. We do not plan for mass production to begin for SOLO vehicles until the fourth quarter of 2018 or for the Tofino until 2019. The total number of SOLOs that we have produced is 32. Throughout its history, Intermeccanica has produced approximately 2,500 cars, which includes, providing after sales support and servicing. We do not have any experience servicing the SOLO or the Tofino as a limited number of SOLOS have been produced and the Tofino has not yet been produced. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques.

We may not succeed in establishing, maintaining and strengthening the Electrameccanica brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the Electrameccanica brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our planned electric vehicles. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality electric cars and maintenance and repair services, and we have very limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the Electrameccanica brand will also depend heavily on the success of our marketing efforts. To date, we have limited experience with marketing activities as we have relied primarily on the internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors, particularly automobile manufacturers headquartered in Detroit, Japan and the European Union, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

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Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion cells, could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. Any such increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. We use various raw materials in our business including aluminum, steel, carbon fiber, non-ferrous metals such as copper and cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

•	the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric or plug-in hybrid vehicle industry as demand for such cells increases;

•	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

•	an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Our business depends on the continued supply of battery cells for our vehicles. We do not currently have any agreements for the supply of batteries and depend upon the open market for their procurement. Any disruption in the supply of battery cells from our supplier could temporarily disrupt the planned production of our vehicles until such time as a different supplier is fully qualified. Moreover, battery cell manufacturers may choose to refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. Furthermore, current fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased electric vehicle prices. We might not be able to recoup increasing costs of raw materials by increasing vehicle prices. We have also already announced an estimated price for the base model of our planned SOLO, Super SOLO and Tofino. However, any attempts to increase the announced or expected prices in response to increased raw material costs could be viewed negatively by our potential customers, result in cancellations of SOLO, Super SOLO and Tofino reservations and could materially adversely affect our brand, image, business, prospects and operating results.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle, fiscal tightening or other reasons may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

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If we fail to manage future growth effectively, we may not be able to market and sell our vehicles successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future in connection with the planned production of our vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

•	training new personnel;

•	forecasting production and revenue;

•	controlling expenses and investments in anticipation of expanded operations;

•	establishing or expanding design, manufacturing, sales and service facilities;

•	implementing and enhancing administrative infrastructure, systems and processes;

•	addressing new markets; and

•	establishing international operations.

We intend to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians for our electric vehicles. Competition for individuals with experience designing, manufacturing and servicing electric vehicles is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. We have a manufacturing agreement with Chongqing Zongshen Automobile Co., Ltd. to produce 75,000 SOLO vehicles in the three full years from the commencement of production. Zongshen’s workforce is not currently unionized, though they may become so in the future or industrial stoppages could occur in the absence of a union. We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business, that of Zongshen or that of our key suppliers, it could delay the manufacture and sale of our electric vehicles and have a material adverse effect on our business, prospects, operating results or financial condition. Additionally, if we expand our business to include full in-house manufacturing of our vehicles, our employees might join or form a labor union and we may be required to become a union signatory.

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We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given we have limited field experience of our vehicles. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates which would have material adverse effect on our brand, business, prospects and operating results. We plan to maintain product liability insurance for all our vehicles with annual limits of approximately $5 million on a claims-made basis, but any such insurance might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

The registration and enforcement of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. We cannot be certain that we are the first to file patent applications on these inventions, nor can we be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating competing products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the U.S.

We may need to defend ourselves against patent or trademark infringement claims, which may be time- consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from third parties that allege our products are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do things that include one or more of the following:

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•	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;

•	pay substantial damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

•	redesign our vehicles or other goods or services to avoid infringing the third-party intellectual property; or

•	establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of British Columbia, a substantial portion of our assets are in Canada and all of our executive officers and most of our directors reside outside the United States

We are organized under the laws of the Business Corporations Act (British Columbia) (the “Business Corporation Act”) and our executive offices are located outside of the United States in Vancouver, British Columbia. All of our officers, our auditor and all but two of our directors reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors, officers and the expert named in this prospectus who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in British Columbia companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Uncertainty about global economic conditions could result in customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services and, accordingly, on our business, results of operations or financial condition.

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We are vulnerable to a growing trade dispute between the United States and China

A growing trade dispute between the United States and China could increase the proposed sales price of our products or decrease our profits, if any. Recently, the current U.S. administration has imposed tariffs of   $34 billion of Chinese exports, including a 25% duty on cars built in China and shipped to the United States. Following the imposition of these tariffs, China has imposed additional tariffs on U.S. goods manufactured in the United States and exported to China. Subsequently, the U.S. administration indicated that it may impose tariffs on up to US$500 billion of goods manufactured in China and imported into the United States. These tariffs may escalate a nascent trade war between China and the United States. This trade conflict could affect our business because we intend to mass produce the SOLO in China and our intended principal market is the West Coast of North America. If a trade war were to escalate or if tariffs were imposed on any of our products, we could be forced to increase the proposed sales price of such products or reduce the margins, if any, on such products.

1.14 Financial Instruments and Other Instruments

See Note 18 to the Company's financial statements for the nine months ended September 30, 2018.

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1.15 Additional Information

HEAD OFFICE	CAPITALIZATION

102 East 1st Avenue	(as at November 15, 2018)

Vancouver, BC	Shares Authorized: Unlimited

V5T 1A4	Shares Issued: 28,016,811

Tel: (604) 428 - 7656

Email: info@electrameccanica.com

OFFICERS & DIRECTORS	REGISTRAR TRANSFER AGENT

Jerry Kroll,	VStock Transfer LLC
CEO and Director

Henry Reisner	18 Lafayette Avenue,
Woodmere, NY, 11598

President, COO and Director

Kulwant Sandher, CPA, CA, BSc (Eng.)	AUDITORS

Chief Financial Officer	KPMG LLP

Shaun Greffard	PO Box 10426 777 Dunsmuir Street, Vancouver, BC, V7Y 1K3

Director	LEGAL COUNSEL

Robert Tarzwell	Ortoli Rosenstadt LLP

Director	14th Floor – 501 Madison Avenue

Steven Sanders	New York, NY, 10022 - 5616

Chairman & Director	McMillan LLP

Luisa Ingargiola	Royal Centre, 1500 - 1055 W. Georgia Street

Director	Vancouver, BC V6E 4N7

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